September 30, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Ms. Amanda Ravitz

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	M/A-COM Technology Solutions Holdings, Inc.
Registration Statement on Form S-1
Amended September 9, 2011 File No. 333-175934

Dear Ms. Ravitz:

We are submitting this letter on behalf of M/A-COM Technology Solutions Holdings, Inc. (the “Company”) in response to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 26, 2011 (the “Comment Letter”) relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). The Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter an Amendment No. 2 to the Registration Statement (the “Amendment”) that reflects these revisions and generally updates the information contained therein.

General

1.	We note your response to our prior comment number 1; however, nothing in your disclosure suggests that you actually sell airplanes, auto navigation systems, smartpads, satellite dishes or any of the other products depicted above the semiconductors, despite your confirmation that you sell all products pictured. Please revise so that it is clear what is pictured, and where your products fit within the operation of the pictured items. Excessive text will not comply with plain English principles.

Response: In response to the Staff’s comment, the Company has revised the graphic to make it clear to investors that the Company makes the semiconductor products pictured near the top of the graphic and its customers use those semiconductor products to make systems like those pictured toward the bottom of the graphic.

Ms. Amanda Ravitz

September 30, 2011

2.	We note your responses to our prior comment numbers 13, 14, 38, and 39 in which you indicate that responsive changes will be made in a future amendment to the registration statement. Please ensure that the requested disclosures are provided in a future amendment prior to the planned effectiveness of your Form S-1 registration statement. Please note that we may have further comment upon our review of your revised disclosures.

Response: The Company confirms that it will make responsive changes in connection with prior comment numbers 13, 14, 38 and 39 in a future amendment to the Registration Statement prior to its planned effectiveness. The Company acknowledges that the Staff will review such changes and may have further comment upon review of the revised disclosures.

Prospectus Summary, page 1

3.	We note your response to prior comment 4 and the supplemental information provided in response to that comment; however, you must present the information in your prospectus in a clear, concise and understandable manner. Please revise your summary so that it is clear what products you produce and how they are used by your customers, in a way that an average investor, not in your industry, can understand.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 42 and 64 of the Amendment to clarify that it makes semiconductors that are electronic components that its customers incorporate into their larger electronic systems.

4.	Refer to prior comment 5. If you choose to selectively disclose certain of your top 25 customers, you must have a reasoned and objective basis for the selection. Please revise or advise.

Response: The Company advises the Staff that it has selected these particular top 25 customers for disclosure because they are representative of the Company’s overall customer base as they are among its top 25 customers by revenue in fiscal year 2010 and include examples from each of its primary markets, and the Company has strong customer relationships with each of these customers. In addition, the Company believes that these customers are “household names” that an average investor, not in its industry, will recognize and with whose products or business the average investor may be familiar. This familiarity can aid investors not otherwise acquainted with the Company’s business in gaining an understanding of what the Company’s products are used for and by whom and where the Company stands in the supply chain.

Share-based compensation, page 55

5.	We note from your response to our prior comment 17 that your board of directors considered the valuation reports (which are prior to the dates of your equity grants) along with other factors in arriving at the estimated fair values on each grant date. As previously requested, please tell us whether your fair value valuation of the underlying common stock as of each grant date was contemporaneous or retrospective. Please disclose this fact in the notes to your financial statements.

Response: The Company confirms that the determination of the fair value of the common stock used in the accounting for share-based compensation awards was contemporaneous with the granting of each share-based award in accordance with the AICPA Practice Aid “Valuation of Privately-Held

Ms. Amanda Ravitz

September 30, 2011

Company Equity Securities Issued as Compensation.” The Company has revised its disclosure on pages 59, 60, F-32 and F-33 of the Amendment in response to the Staff’s comment.

6.	Please continue to update your disclosure on page 58 through 60 to address any additional stock option or restricted stock issuances on a go forward basis. Additionally, please update your disclosure to discuss the difference between the estimated IPO price and the fair value determined on the underlying common stock as of the date of your most recent stock option grant or equity issuance. This discussion should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the underlying common stock fair value between these periods.

Response: The Company has revised its disclosure on pages 58 and 60 of the Amendment to address additional share-based awards issued through the filing date of the Amendment and confirms that it will continue to update its disclosure as appropriate to address any additional stock option or restricted stock issuances in the future. The Company also confirms that it will revise its disclosure to discuss the difference between the estimated IPO price and the fair value determined on the underlying common stock as of the date of its most recent stock option grant or equity issuance when the estimated IPO price is determined.

Business, page 63

7.	It appears you have not provided a complete description of the general development of your subsidiaries for the past five years; therefore, to that extent, we reissue prior comment 20.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 79 of the Amendment. In addition, the Company respectfully advises the Staff that the “History and Basis of Presentation” section on pages 42 and 43 of the Amendment provides additional information regarding the general development of the Company and its subsidiaries. Accordingly, the Company has also revised its disclosure on page 80 of the Amendment to include a cross-reference to “History and Basis of Presentation.”

Index to Financial Statements, page F-1

Note 3. Mergers and Acquisitions, page F-17

Acquisition of M/A-Com Tech Business, page F-18

8.	We note from your response that you accounted for this acquisition transaction of the M/A-COM Tech Business as a business combination in accordance FASB ASC 805 (formerly SFAS 141(R)). In light of the effective date guidance under paragraph 74 of SFAS 141(R), please explain to us why you believe FASB ASC 805 (formerly SFAS 141(R)) is the applicable guidance to use in accounting for this business acquisition of the M/A-COM Tech Business. As part of your response, please explain why the prior guidance of SFAS 141 would not be the applicable literature to follow in accounting for this acquisition transaction based on your facts and circumstances.

Response: John and Susan Ocampo incorporated M/A-COM Holdings on March 25, 2009 for the sole purpose of acquiring the M/A-COM Tech Business (the “Business”), which it acquired on March 30, 2009. The Ocampos elected Subchapter S (“S Corp”) status for M/A-COM

Ms. Amanda Ravitz

September 30, 2011

Holdings, which provides for the income or losses of the entity to be reported in the personal income tax returns of the stockholders. As an S Corp, M/A-COM Holdings had a December 31 year-end for financial and income tax reporting purposes. M/A-COM Holdings had an audit of its financial statements and filed tax returns for the period from March 25, 2009 through December 31, 2009. Effective January 1, 2010, M/A-COM Holdings elected to terminate its S Corp status and converted to a “C Corporation.” With this change, M/A-COM Holdings elected a September 30 year-end for financial reporting purposes and conformed historical periods to this new fiscal year.

FASB Statement No. 141(R), Business Combinations (codified as ASC 805) (“FAS 141(R)”), was effective for business combinations for which the acquisition date was on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 (i.e., business combinations occurring on or after January 1, 2009 for calendar year-end companies). FAS 141(R) was required to be applied prospectively and early adoption was not permitted. At the time it acquired the Business, M/A-COM Holdings was a calendar year-end company, and thus was required to apply FAS 141(R).

As described in the Registration Statement and further discussed in the Company’s prior letters to the Staff, on May 28, 2010, M/A-COM Holdings was merged with Mimix, both of which were controlled by the Ocampos. The merger was accounted for as a combination of entities under common control in accordance with ASC 805-50, Business Combinations—Related Issues. Accordingly, the financial statements of both entities have been included on a combined consolidated basis from March 25, 2009, the earliest date of common control, through the date of merger using historical amounts. Mimix was determined to be the predecessor or accounting acquirer. In accordance with ASC 805-50-30-5, Transactions Between Entities Under Common Control — Transfer Date Measurement, when entities under common control are combined, the receiving entity, in this case Mimix, must recognize the net assets transferred at their carrying amounts in the transferring entity financial statements at the date of transfer. That guidance goes on to say that if push down accounting has not been applied to the net assets, the receiving entity recognizes them at the parent’s historical cost of the entities under common control. The Company, therefore, concluded that the assets and liabilities of the Business should be reported at M/A-COM Holdings’ basis, which includes the adjustments resulting from purchase accounting applied in March 2009.

9.	Additionally, please provide us with the fair value adjustments you recorded on March 30, 2009 for each acquired asset, and provide us with a description of the methods and assumptions used in estimating the fair value of each acquired asset.

Response: Please see Appendix 1 to this letter for a summary of the fair value adjustments recorded on March 30, 2009 for each acquired asset, including a description of the methods and assumptions used in estimating fair value.

Note 16. Share-based Compensation Plans, page F-32

10.	Please refer to prior comment 35. Please continue to update your disclosures to address any additional stock option or restricted stock issuances as you update your financial statements on a go forward basis. Please be advised that we may have further comment upon our review of your revised disclosures.

Ms. Amanda Ravitz

September 30, 2011

Response: The Company confirms that it will update its disclosure to address additional stock option or restricted stock issuances as its financial statements are updated in the future. The Company acknowledges that the Staff will review any such changes and may have further comment upon review of any revised disclosure.

Note 17. Preferred Stock, page F-34

11.	Please refer to prior comment 36. We note your response to our comment provides a tabular reconciliation of the proceeds of the Class B issuance to the amount recorded within temporary equity. To assist investors in understanding the allocation of the Class B proceeds, please revise the filing to include this tabular reconciliation.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-37 of the Amendment to include the tabular reconciliation of the proceeds of the Class B issuance.

12.	In this regard, we note the disclosure on page F-36 that the redeemable preferred stock is initially recorded at original issuance price less any direct costs incurred, which does not clearly describe your allocation methodology. Accordingly, please revise your disclosure to describe how you initially recorded your redeemable convertible preferred stock.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-36 of the Amendment.

Exhibits and Financial Statement Schedules, page II-3

13.	Please provide us with your legal analysis that shows how you determined that you may omit portions of exhibits required to be filed under Item 601(b)(2) on the basis of your determination that they are not material to an investment decision. Cite all authority on which you rely.

Response: Item 601(b)(2) of Regulation S-K provides that “Schedules or similar attachments to these exhibits shall not be filed unless such schedules contain information which is material to an investment decision and which is not otherwise disclosed in the agreement or the disclosure document.” The Company has reviewed the schedules and similar attachments to Exhibits 2.1 and 2.2 to the Registration Statement and determined that they do not contain information which is material to an investment decision and which is not disclosed in the body of the exhibit or in the Registration Statement.

The Supreme Court has held that information is material if there is “a substantial likelihood that the…fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available.” TSC Industries v. Northway, Inc. 426 U.S. 438, 449 (1976). In analyzing the materiality of the information contained in the schedules and similar attachments to Exhibits 2.1 and 2.2, the Company considered that:

•	the information contained in the attachments to Exhibit 2.1 is currently almost 3 years old, and accordingly much of it is out of date;

Ms. Amanda Ravitz

September 30, 2011

•

the information contained in the attachments to Exhibit 2.2 concerns an acquisition of a product line that has yet to contribute materially to the Company’s total revenue or results of operations, and for which the Company has paid an immaterial amount to date;

•

any information regarding either acquisition or the underlying businesses which the Company determined to be material or which was otherwise required to be disclosed in the Registration Statement, such as the material terms of each transaction, any ongoing earn-out arrangements and the related pending GigOptix litigation, have already been disclosed in detail in the Registration Statement and/or are described in the body of the exhibits; and

•	the Company believes that any additional detail contained in such schedules would not meaningfully influence a potential investor’s determination as to whether to invest in the Company’s securities.

Based on the above, the Company has determined that any additional information contained in the schedules or similar attachments would not alter the “total mix” of information available to potential investors in making an investment decision relating to the Company’s securities, and is therefore immaterial, and accordingly that these schedules or similar attachments need not be filed with the body of the exhibits.

* * * *

We greatly appreciate your prompt response to this letter. If you have any questions or comments concerning these responses, please feel free to contact me at (303) 291-2362.

Respectfully submitted,

PERKINS COIE LLP

/s/ Jason Day
Jason Day

cc:	Charles Bland
Conrad Gagnon
Clay Simpson
Keith Higgins

Appendix 1—Acquisition of the M/A-COM Tech Business

Purchase Accounting Fair Value Adjustments Impacting Acquired Assets on March 30, 2009

(In Thousands)

Assets Acquired	Pre-Acquisition Carrying Value	Fair Value Adjustment	Fair Value @ March 30, 2009	Methods and Assumptions Used

Cash	$531	$—	$531	Cash value

Accounts receivable	36,591	—	36,591	In-use valuation method with validation of subsequent receipts.

Inventories	43,325	2,137	45,462	Third-party valuation obtained using cost and comparative sales methods with reductions for costs to complete and sell and normal profit.

Property and equipment	24,763	—	24,763	Third-party valuation obtained using the replacement cost method.

Identifiable intangible assets:

Technology	—	10,700	10,700	Third-party valuation obtained using relief from royalty method of the income approach.

Customer relationships	—	10,300	10,300	Third-party valuation obtained using the multi-period excess earning method of the income approach.

Trade name	—	3,400	3,400	Third-party valuation obtained using relief from royalty method of the income approach.

Other assets	907	—	907	In-use valuation method.